RAINCHIEF ENERGY INC.
(the “Company”)
#361 - 1275 West 6th Ave.
Vancouver, British Columbia V6H-1A6
604-676-1032 T
604-676-1034 F

Trading Symbol: RCFEF	December 2, 2009

RAINCHIEF ANNOUNCES EXTRAORDINARY GENERAL MEETING

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) announces that it has called an extraordinary general meeting on December 23, 2009 for the purposes of approving a share consolidation of up to 20:1 of its share capital from the current issued and outstanding number of 27,838,852 shares. The purpose of the share consolidation is to facilitate further financings and transactions for the Company.

The meeting will take place at 4th Floor - 888 Fort Street, Victoria, British Columbia Canada VW8-1H8 at 10:00a, PST.

Rainchief Energy Inc.

Rainchief Energy Inc. is an oil and gas exploration company focused on the acquisition of undervalued oil and gas assets in Canada and the United States. Currently, the Company owns a 100% Working Interest in 640 acres of high impact petroleum lands in Alberta. For more information, please visit www.rainchief.com

ON BEHALF OF THE BOARD OF DIRECTORS,

“Brad Moynes”
Brad Moynes, President